Exhibit 12.1

LTC PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED
CHARGES AND PREFERRED DIVIDENDS

(Dollars in Thousands)

(Unaudited)

	Year Ended					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2007
Earnings
Income from continuing operations before minority interests	$17,951	$20,376	$33,148	$50,986	$45,828	$12,322
Add: Fixed charges (interest expense, amortization of debt issue costs and minority interest expense)	21,091	19,487	12,419	8,659	7,371	1,334
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—

Less:
Capitalized interest	—	—	—	—	—	—
Minority interest expense on consolidated subsidiaries	(1,308)	(1,300)	(896)	(349)	(343)	(86)
Minority interest in pre-tax income that have not incurred fixed charges (equity method investees)	—	—	—	—	—	—

Total Earnings	$37,734	$38,563	$44,671	$59,296	$52,856	$13,570

Fixed Charges

Interest expense (includes amortization of debt issue costs)	$19,783	$18,187	$11,523	$8,310	$7,028	$1,248
Estimated interest in rental expense	—	—	—	—	—	—
Minority interest expense on consolidated subsidiaries	1,308	1,300	896	349	343	86

Total Fixed Charges	$21,091	$19,487	$12,419	$8,659	$7,371	$1,334

Preferred Dividends	$15,042	$16,596	$17,356	$17,343	$17,157	$4,239

Ratio of earnings to fixed charges	1.79	1.98	3.60	6.85	7.17	10.2

Ratio of earnings to fixed charges and preferred dividends	1.04	1.07	1.50	2.28	2.15	2.43